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WILLKIE FARR & GALLAGHER LLP
                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR
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May 10, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

       Re:    iShares Trust
              File Nos. 333-92935, 811-09729
              Post-Effective Amendment No. 420
              --------------------------------

Ladies and Gentlemen:

On behalf of iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, Post-Effective Amendment No. 420 to the Trust's Registration Statement on Form N-1A. This Amendment relates to the following series of the Trust:

   iShares MSCI ACWI ex US Consumer Discretionary Index Fund
   Series Identifier: S0000 26112

This Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act for the purpose of implementing the new summary prospectus format, and it will become effective automatically 60 days after filing. The Trust expects to request acceleration of the effective date to June 9, 2010.

The Trust's registration statement was first amended to include this Fund as a new series of the Trust on April 22, 2009. The Trust received and responded to comments from the Staff of the Commission relating to the initial amendment. To date, the Fund has not begun operations or offered its securities for sale to the public.

If you have any questions or comments, please call me at (202) 303-1203.

Sincerely,

/s/ Anthony A. Vertuno

Anthony A. Vertuno

cc:  Jessica N. Bentley, Esq.
     Benjamin J. Haskin, Esq.